     As Filed with the Securities and Exchange Commission on October 10, 2001

                         Registration No. 333- ________

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                          STRATUS SERVICES GROUP, INC.
             (Exact name of registrant as specified in its charter)

           Delaware                                        223499261
   (State or jurisdiction of                            (I.R.S. Employer
  incorporation or organization)                          Identification)
                                 500 Craig Road
                           Manalapan, New Jersey 07726
                                 (732) 866-0300
          (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

                                Joseph J. Raymond
                      Chairman and Chief Executive Officer
                          Stratus Services Group, Inc.
                                 500 Craig Road
                           Manalapan, New Jersey 07726
                                 (732) 866-0300
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)

                        Copies of all communications to:

                              J. Todd Raymond, Esq.
                           Secretary & General Counsel
                          Stratus Services Group, Inc.
                            500 Craig Road, Suite 201
                           Manalapan, New Jersey 07726
                                  (732)866-0300

Approximate date of commencement of proposed sale to the public: Upon effectiveness of this Registration Statement.

         If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|

         If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If this Form is a post-effective amendment filed pursuant to Rule 462
(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                         Calculation of Registration Fee


--------------------------- ------------------- ------------------- ----------------------- ----------------------
                                                    Proposed               Proposed
  Title of each Class of       Amount to be          Maximum               Maximum
     Securities to be           Registered        Offering Price          Aggregate               Amount of
        Registered               (1) (3)          Per Share (2)       Offering Price(2)       Registration Fee
--------------------------- ------------------- ------------------- ----------------------- ----------------------

Common Stock, $0.01 par
   value per share              5,279,937            $1.00                 $5,279,937             $1,320
--------------------------- ------------------- ------------------- ----------------------- ----------------------

(1) The shares of common stock which may be offered pursuant to this Registration Statement include: (a) shares issued or issuable upon conversion of or in lieu of payment of cash interest on $1,048,502 aggregate principal amount of the Registrant's 6% Convertible Debentures (the "Debentures"); (b) shares issuable upon exercise of warrants to purchase up to 200,000 shares of common stock issued in connection with the 6% Convertible Debentures; (c) shares issuable upon conversion of the Registrant's Series A preferred stock; and (d) 900,000 shares of common stock registered pursuant to the requirements of the Registrant's Private Placement. Pursuant to Rule 416(a) of the Securities Act of 1933, as amended
         (the "Act"), this registration statement shall be deemed to cover additional securities that may be offered or issued to prevent dilution resulting from stock splits, stock dividends or similar transactions.

(2) The price of $1.00 per share, which was the average of the high and low prices of the Registrant's Common Stock, as reported on the Nasdaq SmallCap Market on October 7, 2001, is set forth solely for purposes of calculating the registration fee pursuant to Rule 457(c) of the Securities Act of 1933, as amended.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

Prospectus


                   Subject to Completion dated October 10, 2001

                          STRATUS SERVICES GROUP, INC.


                        5,279,937 Shares of Common Stock

                            ------------------------


         We have prepared this prospectus to allow the selling stockholders we identify to sell up to 5,279,937 shares of our common stock. Certain of the selling stockholders, as identified in the Selling Stockholders table on pages 11-13, may acquire the shares upon conversion of our 6% Convertible Debentures; in lieu of the payment of cash interest on the Debentures; upon the exercise of warrants owned by the selling shareholders; upon conversion of our Series A preferred stock. Other selling shareholders acquired shares of our common stock pursuant to private placements. We will not receive any of the proceeds from the sale of common stock by the selling stockholders pursuant to this prospectus, although we will receive the exercise price for warrants exercised by the selling stockholders and we will bear certain expenses incident to the registration of shares of common stock for the selling stockholders.

         The selling stockholders may sell the shares of common stock described in this prospectus in a number of different ways and at varying prices, but they are not required to sell any shares. The price to the public for the shares and the proceeds to the selling stockholders at any time will depend upon the market price of the securities when sold. See "Selling Stockholders" and "Plan of Distribution."

         Our common stock is traded on the Nasdaq SmallCap Market under the trading symbol "SERV." On October 7, 2001, the last reported sale price for the common stock on the Nasdaq SmallCap Market was $1.00 per share.


                            ------------------------

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 6.

         YOU SHOULD RELY ONLY ON THE INFORMATION INCORPORATED BY REFERENCE OR PROVIDED IN THIS PROSPECTUS OR ANY SUPPLEMENT TO THIS PROSPECTUS. WE HAVE NOT AUTHORIZED ANYONE ELSE TO PROVIDE YOU WITH DIFFERENT INFORMATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY DISTRIBUTION OF THE SHARES OF COMMON STOCK PURSUANT TO THIS PROSPECTUS SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN OUR AFFAIRS SINCE THE DATE OF THIS PROSPECTUS.

         NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATOR HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. IT IS A CRIMINAL OFFENSE TO MAKE ANY REPRESENTATION TO THE CONTRARY.

                   This prospectus is dated October __, 2001.

                                TABLE OF CONTENTS





Page


PROSPECTUS SUMMARY........................................................... 1





OUR COMPANY.................................................................. 2




THE OFFERING................................................................. 5




RISK FACTORS................................................................. 6




FORWARD LOOKING STATEMENTS................................................... 8

USE OF PROCEEDS.............................................................. 9




SELLING STOCKHOLDERS......................................................... 9




PLAN OF DISTRIBUTION......................................................... 14




LEGAL MATTERS................................................................ 16




EXPERTS...................................................................... 16




ADDITIONAL INFORMATION....................................................... 16




INCORPORATION OF DOCUMENTS BY REFERENCE...................................... 16

                               PROSPECTUS SUMMARY


         You must also consult the more detailed information financial statements, and notes to financial statements filed with our Annual Report on Form 10-K and other filings with the Securities and Exchange Commission, incorporated by reference in this prospectus. This prospectus contains forward-looking statements and actual results could differ materially from those projected in the forward-looking statements as a result of certain of the risk factors as outlined in this prospectus.

OUR COMPANY

OVERVIEW

         We are a National business services company engaged in providing outsourced labor and operational resources on a long-term, contractual basis. We were incorporated in Delaware in March 1997 and began operations in August 1997 with the purchase of certain assets of Royalpar Industries, Inc. and its subsidiaries. This purchase provided us with a foundation to become a National provider of comprehensive staffing services. We believe that as businesses increasingly outsource a wider range of human resource functions in order to focus on their core operations, they will require more sophisticated and diverse services from their staffing providers.

         We are functionally divided into three "service lines":
SMARTSolutions(TM), Engineering Services and Staffing Services. Through our SMARTSolutions(TM) service, we provide a comprehensive, customized staffing program designed to reduce labor and management costs and increase workforce efficiency. Our Engineering Services Division provides a full range of technical engineering services including on-site staff augmentation and in-house project work. Finally, our Staffing Services Division provides temporary workers for short-term needs, extended-term temporary employees, temporary-to-permanent placements, recruiting, permanent placements, payroll processing, on-site supervising and human resource consulting. All three service groups seek to act as business partners to our clients rather than just a vendor, and in doing so, seek to systematically enhance productivity and positively impact financial results. We are headquartered at 500 Craig Road, Suite 201, Manalapan, New Jersey 07726 and our telephone number is (732) 866-0300. As of September 30, 2001 we were providing services from thirty-five locations in ten states. We also maintain a presence on the Internet with our website at WWW.STRATUSSERVICES.COM, an informational site designed to give prospective customers and employees additional information regarding our operations.

PRINCIPAL SERVICES & MARKETS

         Our business operations are classified into SMARTSolutions(TM), Engineering Services and Staffing Services, each reporting to a Division President who reports directly to the Chief Executive Officer and each with its own target market.

         SMARTSOLUTIONS(TM) is a customized staffing program designed to reduce labor and management costs and increase workforce efficiency. The programs typically require an eight-week implementation process beginning with an operational assessment of the client's tasks and processes conducted by the SMARTSolutions(TM) implementation team. The team compiles and analyzes the data and then presents its recommendations to the client's senior management. Together they establish an implementation timeline with target dates and responsibility checklists. Once the timeline is approved, a workforce-training curriculum or SMART Training Program is developed and implemented by a team of associates headed by the On-site Manager provided by Stratus. Monthly performance is reported to the client through SMART Reports that track workforce performance, analyze that performance against the pre-determined goals and adjust programs to meet evolving customer needs.

         While SMARTSolutions(TM) is designed to be most effective in manufacturing, distribution and telemarketing operations, it is marketed to all companies that have at least 50 people dedicated to specific work functions that involve repetitive tasks measurable through worker output and could benefit from proactive workforce management. Since SMARTSolutions(TM) differs greatly from traditional staffing services, we have developed a National marketing team dedicated strictly to marketing these programs. However, the team utilizes our Staffing Services branch staff to identify companies within their geographic regions that could potentially benefit from a SMARTSolutions(TM) program. Once identified, the team assumes full responsibility for the sales process. A significant portion of our SMARTSolutions(TM) clients have been obtained through this process or from "word of mouth" recommendations from current SMARTSolutions(TM) customers.

         ENGINEERING SERVICES require highly specialized and technically skilled employees that demand significantly higher hourly rates than traditional temporary staffing services. Engineering Services augments customers' in-house engineering capability by supplying our engineers as contract labor. We will also take the lead role as the project manager on specific engagements and provide a full range of services that include design requirements, scheduling, drawing and specification management, field supervision and quality assurance. On large engagements, we may take responsibility for specific areas of the engagement only, or supply staff to the project manager.

         In addition to staff augmentation, we provide a broad range of project support to Fortune 100 companies, government agencies and educational institutions in electrical engineering, instrumentation and controls, mechanical engineering, piping and pipe support analysis, civil, structural and architectural engineering. We have developed an expertise providing services to utilities and cogeneration facility operators, and are one of a small number of engineering staffing firms in the United States with a "Class A Nuclear Certification" qualifying us to provide staffing services to nuclear power plants. Projects typically last six months to one year and may require the services of several specialized professionals.

         The marketing of engineering services is focused primarily on addressing the requirements typical of specific customers. In marketing to potential customers, the engineering sales team identifies the requirements of the customer and promotes services offerings designed to meet those requirements. In addition to personal sales calls, targeted mailings and telephone solicitations, the entire management team promotes our services through cross-selling complementary services to existing customers, submitting bids on "competitive bid" projects and networking through industry trade associations. As is the case with SMARTSolutions(TM), we anticipate that with the extensive experience of the Engineering Services management team, word of mouth and personal contacts will provide the majority of sales leads.

         STAFFING SERVICES includes both personnel placement and employer services such as payrolling, outsourcing, on-site management and administrative services. Payrolling, which is also referred to as employee leasing, typically involves the transfer of a customer's employees to our payroll. Outsourcing represents a growing trend among businesses to contract with third parties to provide a particular function or business department for an agreed price over a designated period. On-site services involve the placement of a Company employee at the customer's place of business to manage all of the customer's temporary staffing requirements. Administrative services include skills testing, drug testing and risk management services. Skills testing available to the Company's customers include cognitive, personality and psychological evaluation and drug testing that is confirmed through an independent, certified laboratory.

         Staffing Services can also be segmented by assignment types into supplemental staffing, long-term staffing and project staffing. Supplemental staffing provides workers to meet variability in employee cycles, and assignments typically range from days to months. Long-term staffing provides employees for assignments that typically last three to six months but can sometimes last for years. Project staffing provides companies with workers for a time specific project and may include providing management, training and benefits.

         Staffing services are marketed through our on-site sales professionals throughout our nationwide network of offices. Generally, new customers are obtained through customer referrals, telemarketing, advertising and participating in numerous community and trade organizations.

                                  THE OFFERING



Common stock offered......................................5,279,937 shares (1)

Common stock to be outstanding after the offering........13,881,616 shares (2)

Use of proceeds..................We will not receive any proceeds from the sale by the selling stockholders of our common stock.
Nasdaq SmallCap Market
symbol for our common stock......Our common stock is traded on the Nasdaq
                                 SmallCap Market under the symbol "SERV"

(1) The shares of common stock which may be offered pursuant to this prospectus include: (a) shares issued or issuable upon conversion of or in lieu of payment of cash interest on our 6% Convertible Debentures; (b) shares issuable upon exercise of warrants to purchase up to 200,000 shares of common stock issued in connection with the 6% Convertible Debentures; (c) shares issuable upon conversion of our Series A Convertible preferred stock; and (d) 900,000 shares of common stock registered pursuant to the requirements of a private placement we completed.

(2) Excludes 3,846,206 shares issuable upon the exercise of options and warrants to acquire our common stock that were outstanding as of October 1, 2001 and not related to the transactions described in note 1 above.

                                  RISK FACTORS

PROSPECTIVE PURCHASERS OF THE COMMON STOCK SHOULD CAREFULLY CONSIDER THE FACTORS SET FORTH BELOW, AS WELL AS OTHER INFORMATION CONTAINED IN THIS PROSPECTUS, IN EVALUATING AN INVESTMENT IN THE COMMON STOCK OFFERED HEREBY.

WE HAVE LIMITED LIQUID RESOURCES.

         At June 30, 2001, current liabilities were approximately $11.5 million and current assets were approximately $10.5 million. The difference of approximately $1.0 million is a working capital deficit which is primarily the result of the losses we had during the last two quarters. This situation has also made it difficult for us to make timely payments to our vendors. The working capital deficit will remain until additional capital is raised.

WE HAVE A HISTORY OF NET LOSSES.

         We have incurred net losses in recent periods, including net losses of $477,044 in our inception period from August 11, 1997 through September 30, 1997, $2,412,145 in the year ended September 30, 1998, $1,527,043 in the year ended September 30, 1999 and $3,363,657 in the nine months ended
June 30, 2001. Although we had net earnings in the year ended September 30, 2000 of $1,045,910, we can provide no assurance that our operations will be profitable in the future.

DELAYS IMPLEMENTING OUR INTERNAL GROWTH STRATEGY MAY REDUCE ANTICIPATED CASH FLOW AND PLACE A STRAIN ON OUR MANAGEMENT RESOURCES, WHICH COULD ADVERSELY AFFECT OUR OPERATING PERFORMANCE.

         Any significant delay in the opening of new offices or the failure of new offices to achieve anticipated performance levels could adversely impact our operations and expansion plans and have a material adverse effect on our business. We have grown in recent years by opening new offices and increasing the volume of services provided through existing offices. We cannot assure you that we will continue to be able to maintain or expand our market presence in current locations or to successfully enter other markets.

FUTURE ACQUISITIONS COULD INCREASE THE RISK OF OUR BUSINESS.

         As part of our business strategy, we expect to review acquisition prospects that would complement our existing business. We anticipate that we will acquire other businesses or assets meeting our strategic goals that can be purchased on terms acceptable to us. We may not locate suitable acquisition opportunities. Any future acquisitions would expose us to increased risks, including:

o     issuances of equity securities that may dilute existing stockholders;

o     increased debt obligations or contingent liabilities;

o     risks associated with the assimilation of new operations;

o     the diversion of resources from our existing operations;

o the inability to retain the customers of acquired businesses and generate sufficient revenues from new operations to offset associated acquisition costs;

o     the maintenance of uniform standards, controls, procedures and policies;
      and

o the impairment of relationships with employees and customers as a result of any integration of new management personnel.

         If these risks materialize, future acquisitions could require additional capital investment or result in additional operating losses, amortization of goodwill and other intangible assets or other charges against earnings.

IF WE ARE NOT ABLE TO HIRE AND RETAIN A SUFFICIENT NUMBER OF QUALIFIED TEMPORARY EMPLOYEES, OUR BUSINESS MAY SUFFER.

         Since our "product" is the temporary employees we provide to our clients, our future success will depend on our ability to attract, train, retain and motivate suitably qualified personnel. Competition for such personnel in the staffing services industry is particularly intense and frequently we are required to hire a substantial number of employees within a short timeframe in order to begin servicing a client. We compete with other temporary staffing companies, as well as our customers and other employers for qualified personnel. If we are unable to continue to recruit additional qualified personnel our business and planned growth could suffer.

EFFECT OF FLUCTUATIONS IN THE GENERAL ECONOMY

         Demand for temporary services is sensitive to the general level of economic activity in the country. When economic activity slows, many companies reduce their usage of temporary employees before undertaking layoffs of their full-time employees. Therefore, a significant economic downturn could have a material adverse effect on our business.

COMPETITION

         The temporary services industry is highly competitive with limited barriers to entry. We compete in National, regional and local markets with full service agencies and with specialized temporary services agencies. Several of these competitors have greater marketing and financial resources than ours and could attempt to increase market share through decreased prices. We also compete with numerous local and single office firms in particular markets which are able to compete effectively on price because of their lower overhead structures. In addition, large National companies that presently operate in "niche" segments of the outsourcing and professional services markets could expand their operations to compete with our services. Strong competition from companies with significantly greater financial resources than we have could have a material adverse effect on our operations and profitability.

EMPLOYER RISKS

         We are in the business of employing people and placing them in the workplace of other businesses. An attendant risk of such activities includes possible claims of discrimination and harassment, employment of illegal aliens and other similar claims. Although we have policies and guidelines in place to reduce our exposure to these risks, a failure to follow these policies and guidelines may result in negative publicity and the payment by us of money damages or fines.

OUR 6% DEBENTURE FINANCING AND OUR SERIES A CONVERTIBLE PREFERRED STOCK WILL REDUCE THE PERCENTAGE OWNERSHIP INTEREST OF EXISTING STOCKHOLDERS AND MAY CAUSE A REDUCTION IN THE SHARE PRICE.

         In December 2000, we raised $1,987,400 by issuing to the selling stockholders 6% debentures, which are convertible into shares of our common stock. In July 2001, we issued 1,458,933 shares of Series A preferred stock which are convertible into 1,458,933 shares of common stock. If all of the selling stockholders convert their debentures into shares of common stock, we will be required to issue no less than 427,398 shares of common stock and, if all the Series A preferred stockholders elect to convert into common stock, we will be required to issue no less than 1,458,933 shares of common stock. If the trading price of the common stock is low when the conversion price of the 6% debentures is determined, we would be required to issue a higher number of shares of common stock, which could cause a further reduction in each of our stockholder's percentage ownership interest. In addition, if a selling shareholder converts our 6% debentures or Series A preferred stock and sells the common stock, this could result in an imbalance of supply and demand for our common stock and a decrease in the market price of our common stock. The further our stock price declines, the further the conversion price of the 6% debentures will fall and the greater the number of shares we will have to issue upon conversion.

OUR SERIES A PREFERRED STOCK ISSUANCE HAS CAUSED OTHER SIGNIFICANT CORPORATE ACTIONS BY US.

         We could be required to issue greater than 19.999% of our outstanding common stock upon conversion of our outstanding Series A preferred stock.
We have agreed to seek stockholder approval, if necessary, to issue more than 19.999% of our outstanding common stock because the Nasdaq Stock Market requires stockholder approval if a Company is going to issue 20% or more of its outstanding equity at a price that is less than the greater of the book or market value of the equity. If we are unable to obtain stockholder approval for issuance of the additional shares over the 20% amount, we will be required to pay cash to Series A preferred stockholders seeking to convert Series A preferred stock which cannot be converted as a result of the limit imposed by the Nasdaq Stock Market rule. We cannot give any assurance that we will have the funds required to make payments to the Series A preferred stockholders under such circumstances.

                YOU SHOULD NOT RELY ON FORWARD-LOOKING STATEMENTS
                      BECAUSE THEY ARE INHERENTLY UNCERTAIN

         Some of the statements under the "Prospectus Summary", "Risk Factors", "Use of Proceeds", and elsewhere in this prospectus and in documents incorporated in this prospectus by reference constitute forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from any future results, levels or activity, performance, or achievements expressed or implied by such forward-looking statements. Such factors include, among other things, those listed under "Risk Factors" and elsewhere in this prospectus.

         In some cases, you can identify forward-looking statements by terminology such as "may", "will", "should", "could", "expects", "plans", "anticipates", "believes", "estimates",

"predicts", "potential", or "continue" or the negative of such terms or other comparable terminology.

         Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Moreover, neither we, nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus.

                                 USE OF PROCEEDS

         This prospectus relates to shares of our common stock being offered and sold for the accounts of the selling stockholders named in this prospectus. We will not receive any proceeds from the sale of common stock by the selling stockholders in this offering, but will pay certain expenses related to the registration of the shares of the common stock, and will receive the exercise price if certain of the selling stockholders exercise warrants to obtain shares.

                              SELLING STOCKHOLDERS

         Based upon information available to us as of October 1, 2001, the following table sets forth the names of the selling stockholders, the number of shares beneficially owned, the number of shares offered by this prospectus and the number and percent of outstanding shares that will be beneficially owned after the sale of the registered shares, assuming all of the shares are sold. None of the selling stockholders has held any position or office or has had any other material relationship with us or any of our affiliates within the past three years other than as a result of its, his or her ownership of securities. The information provided in the table and discussions below has been obtained from the selling stockholders. The selling stockholders may have sold, transferred or otherwise disposed of, or may sell, transfer or otherwise dispose of, at any time or from time to time since the date on which he, she or it provided the information regarding the shares beneficially owned, all or a portion of the shares of common stock beneficially owned in transactions exempt from the registration requirements of the Securities Act of 1933.

         Information concerning such stockholders may change from time to time and any changes of which we are advised will be set forth in a prospectus supplement to the extent required.

         Of the 5,279,937 shares of common stock offered by this prospectus, the shares of common stock were issued or are issuable as follows:

o SHARES ISSUABLE UPON CONVERSION OF 6% DEBENTURES. The 6% debentures are convertible into common stock at a conversion price equal to the lesser of $4.65 or 75% of the average closing price of a share of the common stock during the five (5) trading days preceding the actual conversion date. Assuming a conversion price of $.75 per share, that the 6% debentures are outstanding until maturity and all interest is paid in stock, the number of shares issuable upon conversion of the 6% debentures is 1,398,002, notwithstanding the 4.999% limitation described below.

o SHARES ISSUABLE UPON EXERCISE OF WARRANTS. In connection with the private placement completed in December 2000, we issued warrants to one of the investors, King, LLC, to acquire 25,000 shares of common stock at an exercise price of $7.50 per share. In addition, we issued Hornblower & Weeks, Inc., one of the placement agents for the offering, warrants to acquire 50,000 shares of common stock at an exercise price of $5.00 per share. The other placement agent for the offering, May Davis Group, Inc. was issued warrants to acquire 75,000 shares of common stock at $7.50 per share.

o SHARES ISSUABLE UPON CONVERSION OF SERIES A PREFERRED STOCK. The Series A preferred stock was issued as consideration for our purchase of 63,025,000 shares of enterpriseAsia.com, Ltd. and as consideration to a Financial Advisor in connection with that transaction. The Series A preferred stock is convertible into 1,458,933 shares of common stock on a one preferred share for one common share ratio.

o SHARES ISSUED PURSUANT TO PRIVATE PLACEMENT. Pursuant to our private placement of common stock in June 2001, we are required to register for public resale 900,000 shares of common stock held in the names of certain of the selling stockholders.

         Each holder of the 6% debentures is prohibited from using them and, in the case of the investor who was issued warrants, the warrants to acquire shares of our common stock to the extent that such acquisition would result in such holder, together with any affiliate thereof, beneficially owning in excess of 4.999% of the outstanding shares of our common stock following such acquisition. This restriction may be waived by such holder on not less than 61 days' notice to us.

         Since the number of shares of our common stock that will be issuable upon conversion of the 6% debentures is based upon fluctuations of the market price of our common stock prior to a conversion thereunder, the actual number of shares of our common stock that will be issuable and beneficially owned upon conversion of the 6% debentures cannot be determined at this time. Because of the fluctuating characteristic, we have agreed to register a number of shares of our common stock that exceeds the number of shares of our common stock currently beneficially owned by the holder thereof. The number of shares of our common stock listed in the table below as being beneficially owned by each applicable selling stockholder includes the shares of our common stock that are issuable to it, subject to the 4.999% limitation, upon conversion of the 6% debentures. However, the 4.999% limitation would not prevent a holder of the 6% debentures from acquiring and selling in excess of 4.999% of shares of our common stock through a series of conversions and sales under the 6% debentures while never beneficially owning more than 4.999% at any one time.




                                          BENEFICIAL OWNERSHIP OF                           BENEFICIAL OWNERSHIP
                                          COMMON STOCK PRIOR TO                               OF COMMON STOCK
                                                OFFERING (1)            NUMBER OF             AFTER OFFERING (3)
                                          -------------------------     SHARES OF         ------------------------
                                           NUMBER OF     PERCENT OF     COMMON STOCK      NUMBER OF     PERCENT OF
NAME OF SELLING STOCKHOLDERS                SHARES         CLASS        BEING OFFERED      SHARES         CLASS
----------------------------              -----------   -----------     -------------     ------------  -----------

Gary H. Anderson                           137,333          1.4           274,667             --           --

Gertrude Gardner, Inc.                      53,333          (2)           106,667             --           --

JC Financials, Inc.                          1,000          (2)             1,000             --           --

Glenn DelRusso                               4,000          (2)             4,000             --           --

Coastal Investment Group, Inc.               2,000          (2)             2,000             --           --

Randy Hansen                                68,667          (2)           137,334             --           --

Carmelo Lupino                               1,000          (2)             1,000             --           --

James L. Morrison                          133,333          1.4           266,667             --           --

George W. Rachau                             1,000          (2)             1,000             --           --

Texas International Investments, Inc.      133,333          1.4           266,667             --           --

Paul X. Welch                              266,667          2.8           547,333             --           --

Thomas D. Wilbert                           68,667          (2)           137,334             --           --

May Davis Group, Inc.                       15,000          (2)            15,000             --           --

Hornblower & Weeks, Inc.                     5,000          (2)             5,000             --           --

Barbara C. Burr                             53,333          (2)           106,667             --           --

Edwin Carlson                               13,333          (2)            26,667             --           --

                                       11




                                          BENEFICIAL OWNERSHIP OF                           BENEFICIAL OWNERSHIP
                                          COMMON STOCK PRIOR TO                               OF COMMON STOCK
                                                OFFERING (1)            NUMBER OF             AFTER OFFERING (3)
                                          -------------------------     SHARES OF         ------------------------
                                           NUMBER OF     PERCENT OF     COMMON STOCK      NUMBER OF     PERCENT OF
NAME OF SELLING STOCKHOLDERS                SHARES         CLASS        BEING OFFERED      SHARES         CLASS
----------------------------              -----------   -----------     -------------     ------------  -----------

Tom Duncan                                 13,333       (2)               26,667             --          --

Kevin Fahey                                13,333       (2)               26,667             --          --

Nathan Groeger                             31,335       (2)               62,670             --          --

Mark Ham                                   26,667       (2)               53,333             --          --

Philip Honsinger                           26,667       (2)               53,333             --          --

William Iandolo                            33,333       (2)               66,667             --          --

David Irish                                13,333       (2)               26,667             --          --

James Jackson                              13,333       (2)               26,667             --          --

Doug Kucera                                13,333       (2)               26,667             --          --

Abdollah Mehdi-Kashi                       13,333       (2)               26,667             --          --

Donald Moderhack                           13,333       (2)               26,667             --          --

Claude Needham                             13,333       (2)               26,667             --          --

Tracy Robertson                            33,333       (2)               66,667             --          --

James Roth                                 33,333       (2)               66,667             --          --

Larry Sederstrom                           66,667       (2)              133,333             --          --

Harry Simon                                33,333       (2)               66,667             --          --

Peter Swain                                13,333       (2)               26,667             --          --

William Vaughan                            13,333       (2)               26,667             --          --

Wharton Turf-Grass                         33,333       (2)               66,667             --          --

                                       12





                                          BENEFICIAL OWNERSHIP OF                           BENEFICIAL OWNERSHIP
                                          COMMON STOCK PRIOR TO                               OF COMMON STOCK
                                                OFFERING (1)            NUMBER OF             AFTER OFFERING (3)
                                          -------------------------     SHARES OF         ------------------------
                                           NUMBER OF     PERCENT OF     COMMON STOCK      NUMBER OF     PERCENT OF
NAME OF SELLING STOCKHOLDERS                SHARES         CLASS        BEING OFFERED      SHARES         CLASS
----------------------------              -----------   -----------     -------------     ------------  -----------


Audrey Wry                                  13,333        (2)              26,667             --          --

Leonard B. and Roberta B Zimmerman          13,333        (2)              26,667             --          --
Revocable Living Trust

Artisan.com Limited                      2,275,933        21.9          2,275,933             --          --

Cater Bernard (USA) plc                     83,000        (2)              83,000             --          --

Steven Magee                                 3,000        (2)               3,000             --          --

Neal Rudnick                                 3,000        (2)               3,000             --          --

Gary Ferrera                                 2,000        (2)               2,000             --          --

Anthony Johnson                              2,000        (2)               2,000             --          --

Iron Hills Investment                        2,000        (2)               2,000             --          --

Joseph Batile                                2,000        (2)               2,000             --          --

Richard Montaldo                             1,000        (2)               1,000             --          --

Maria DeMaio                                 1,000        (2)               1,000             --          --

CJR Equity                                   5,000        (2)               5,000             --          --

Robert Farrell                              15,000        (2)              15,000             --          --

Joseph Donohue                              15,000        (2)              15,000             --          --

Hunter Singer                               15,000        (2)              15,000             --          --

Mark Angelo                                 15,000        (2)              15,000             --          --


(1) Except as otherwise indicated, to the knowledge of the Company, all securities are held beneficially and of record and all persons listed in this table have sole voting and investment power with respect to their securities, except to the extent that authority is shared by spouses under applicable law.

(2)      Less than one percent (1%).

(3) Because the selling stockholders may offer all or some of the common stock pursuant to the offering contemplated by the prospectus, no estimate can be given as to the amount of shares of common stock that will be held by the selling stockholders at the completion of this offering.

                              PLAN OF DISTRIBUTION

         The shares of common stock to be sold by the selling stockholders in this offering have been listed on the Nasdaq SmallCap Market.

         We are registering the shares offered under this prospectus on behalf of the selling stockholders for resale of such shares from time to time after the date of this prospectus. As used in this prospectus, "selling stockholders" includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from the named selling stockholders as a gift, pledge, partnership distribution or other non-sale related transfer. All costs, expenses and fees in connection with the registration of the shares offered hereby will be borne by us. Brokerage commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholders, subject to reimbursement as described below. We will not receive any proceeds from the sales of shares by the selling stockholders but will receive the exercise price on their exercise of warrants to acquire shares.

         The selling stockholders and any of their pledgees, assignees and successors in interest may, from time to time, sell any or all of their shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling stockholders may use any one or more of the following methods when selling shares:

o ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

o block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

o purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

o an exchange distribution in accordance with the rules of the applicable exchange;

o     privately negotiated transactions;

o     short sales;

o broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

o     a combination of any such methods of sale; and

o     any other method permitted pursuant to applicable law.

         The selling stockholders may also sell shares under Rule 144 under the Securities Act, if available, rather than this prospectus.

         The selling stockholders may also engage in short sales against the box, puts and calls and other transactions in securities of the company or derivatives of Company securities and may sell or deliver shares in connection with these trades. The selling stockholders may pledge their shares to their brokers under the margin provisions of customer agreements. If a selling stockholder defaults on a margin loan, the broker may, from time to time, offer and sell the pledged shares. The selling stockholders have advised the Company that they have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares other than ordinary course brokerage arrangements, nor is there an underwriter or coordinating broker acting in connection with the proposed sale of shares by the selling stockholders.

         Broker-dealers engaged by the selling stockholders may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling stockholders (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling stockholders do not expect these commissions and discounts to exceed what is customary in the types of transactions involved.

         The selling stockholders and any broker-dealers or agents that are involved in selling the shares are considered "underwriters" by the Securities and Exchange Commission within the meaning of the Securities Act in connection with sales under this prospectus. Accordingly, any commissions received by such broker-dealers or agents and any profit on the resale of the shares purchased by them will be deemed underwriting commissions or discounts under the Securities Act.

         The Company is required to pay all fees and expenses incident to the registration of the shares, including fees and disbursements of counsel to the selling stockholders. The Company has agreed to indemnify the selling stockholders against certain losses, claims, damages and liabilities, including liabilities under the Securities Act.

                                  LEGAL MATTERS

         The validity of the common stock offered hereby will be passed upon for Stratus by J. Todd Raymond, Esq., our Secretary and General Counsel, who beneficially owns 25,800 shares of our common stock.

                                     EXPERTS

         The financial statements of Stratus as of September 30, 2000, 1999 and 1998, have been incorporated by reference herein in reliance upon the report of Amper, Politzner and Mattia, P.A., independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

         We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's Web site at http://www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Our Common stock is listed and traded on the Nasdaq SmallCap Market under the symbol "SERV."

         This prospectus, which constitutes a part of a registration statement on Form S-3 filed by us with the SEC under the Securities Act of 1933, omits certain of the information set forth in the registration statement. Accordingly, you should refer to the registration statement and its exhibits for further information with respect to us and our common stock. Copies of the registration statement and its exhibits are on file at the offices of the SEC. Furthermore, statements contained in this prospectus concerning any document filed as an exhibit are not necessarily complete and, in each instance, we refer you to the copy of the document filed as an exhibit to the registration statement.

                     INCORPORATION OF DOCUMENTS BY REFERENCE

         The SEC allows us to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede the information in this prospectus. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until the selling stockholders sell all of the shares offered by this prospectus:

o Annual Report on Form 10-KSB for the fiscal year ended September 30, 2000 filed on December 28, 2000;

o        Current Report on Form 8-KA filed on January 3, 2001;

o Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 2000 filed on February 14, 20001

o Quarterly Report on Form 10-Q for fiscal quarter ended March 31, 2001 filed on May 15, 2001;

o        Current Report on Form 8-K filed on August 9, 2001; and

o Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2001 filed on August 14, 2001.

o        Current Report on Form 8-KA filed on October 5, 2001.

o The description of our common stock in "Description of Capital Stock" in the Registration Statement on Form SB-2 declared effective by the Commission on April 11, 2000 (File No. 333-83255), including any amendment or report filed for the purpose of updating such description.

         You may request a copy of any of these filings at no cost, by writing or telephoning us at the following address:

                          Stratus Services Group, Inc.
                           500 Craig Road, Suite 201
                          Manalapan, New Jersey 07726
                                 (732)866-0300
                          Attn: J. Todd Raymond, Esq.
                         Secretary and General Counsel

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

         The following table sets forth the various expenses, all of which will be borne by the Registrant, in connection with the sale and distribution of the securities being registered, other than the underwriting discounts. All amounts shown are estimates except for the Securities and Exchange Commission registration fee.

-----------------------------------------------------------------------------
SEC registration fee............................................. 1,319.98
-----------------------------------------------------------------------------
Transfer Agent and Registrar fees................................        0
-----------------------------------------------------------------------------
Accounting fees and expenses..................................... 1,500.00
-----------------------------------------------------------------------------
Legal fees and expenses.......................................... 2,000.00
-----------------------------------------------------------------------------
Printing and mailing expenses....................................   100.00
-----------------------------------------------------------------------------
Miscellaneous....................................................   100.00
-----------------------------------------------------------------------------

-----------------------------------------------------------------------------
Total............................................................ 5,019.98
-----------------------------------------------------------------------------

Item 15. Indemnification of Directors and Officers.

         Incorporated herein by reference from "Indemnification of Directors and Officers" in our Registration Statement on Form S-1 (File No. 333-55312).

Item 16. Exhibits.

         See Exhibit Index

Item 17. Undertakings.

         (a) The Registrant hereby undertakes:

             (1) to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                    (i) To include any prospectus required by Section 10(a)(3)
               of the Securities Act of 1933;

                    (ii) To reflect in the prospectus any facts or events
               arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

                    (iii) To include any material information with respect to
               the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to Section 13(a) or Section 15(d) of the 1934 Act that are incorporated by reference in the registration statement.

             (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

             (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The Registrant hereby undertakes that, for the purpose of determining any liability under the Securities Act, each filing of the issuer's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act of (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at the time shall be deemed to be the initial bona fide offering hereof.

         Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Manalapan, New Jersey on October 10, 2001.

                                        STRATUS SERVICES GROUP, INC.

                                        By:   /s/ Joseph J. Raymond
                                             --------------------------------
                                             Joseph J. Raymond
                                             Chairman of the Board of Directors,
                                             President and Chief Executive
                                             Officer

                                        Date: October 10, 2001

                    -----------------------------------------

                                POWER OF ATTORNEY

         KNOW ALL PERSONS BY THESE PRESENTS that each individual whose signature appears below constitutes and appoints Joseph J. Raymond, and each of them, as his or her true and lawful attorney-in-fact and agent, with full power of substitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this registration statement, and to sign any registration statement for the same offering covered by this registration statement that is to be effective upon filing pursuant to Rule 462 promulgated under the Securities Act, and all post-effective amendments thereto, and to file the same, with all exhibits thereto and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or his, her or their substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

      In accordance with the requirements of the Securities Act, this registration statement was signed by the following persons in the capacities and on the dates indicated.


         SIGNATURE                                   TITLE                                    DATE
         ---------                                   -----                                    ----

/s/ Joseph J. Raymond                       Chairman, Chief Executive Officer            October 10, 2001
------------------------------------        (Principal Executive Officer)
Joseph J. Raymond



/s/ Michael A. Maltzman                     Vice President and Chief Financial           October 10, 2001
------------------------------------        Officer (Principal Financing and
Michael A. Maltzman                         Accounting Officer


/s/ Michael J. Rutkin                       Director                                     October 10, 2001
-----------------------------------
Michael J. Rutkin


/s/ H. Robert Kingston                      Director                                     October 10, 2001
-----------------------------------
H. Robert Kingston


/s/ Sanford I. Feld                         Director                                     October 10, 2001
-----------------------------------
Sanford I. Feld


/s/ Donald W. Feidt                         Director                                     October 10, 2001
-----------------------------------
Donald W. Feidt

                                  Exhibit Index

                                   DESCRIPTION

EXHIBIT
NUMBER


3.1 Amended and Restated Certificate of Incorporation of Stratus Services Group, Inc. (incorporated by reference to Exhibit 3.1 filed with Amendment No. 1 to the Company's Registration Statement on Form SB-2 (Registration Number 333-83255) as filed with the Securities and Exchange Commission on September 3, 1999.


3.2 Bylaws (incorporated by reference to Exhibit 3.2 filed with Amendment No. 6 to the Company's Registration Statement on Form SB-2 (Registration Number 333-83255) as filed with the Securities and Exchange Commission on February 1, 2000.

3.3      Certificate of Designation of Series A preferred stock
         (incorporated by reference to Exhibit 3 filed with Form 10-Q for the quarter ended June 30, 2001 as filed with the Securities and Exchange Commission on August 14, 2001).

4.1.1    Form of Common Stock Certificate (incorporated by reference as Exhibit
         4.1.1 filed with Amendment No. 1 to the Company's Registration Statement on Form SB-2 (Registration Number 333-83255) as filed with the Securities and Exchange Commission on September 3, 1999.

5.1      Opinion of J. Todd Raymond Esq. (filed herewith)

23.1 Consent of Amper, Politzner & Mattia, P.A., Independent Accountants (filed herewith)

23.2     Consent of J. Todd Raymond, Esq. (included in Exhibit 5.1)

24.1     Power of Attorney (included on the signature page)